TO ALL STOCK EXCHANGES

BSE LIMITED
NATIONAL STOCK EXCHANGE OF INDIA LIMITED
NEW YORK STOCK EXCHANGE

July 13, 2026

Dear Sir/ Madam,

Sub: Retirement of Independent Director

This is to inform you that Michael Nelson Gibbs (DIN: 08177291), has completed his second consecutive term as an Independent Director and accordingly retired effective July 12, 2026 (end of day). He was appointed as an independent director on July 13, 2018. Consequent to his retirement as a Director, he also ceases to be the Chairperson of the Stakeholders Relationship committee, Cybersecurity risk sub-committee and Member of the Audit committee, Risk Management committee, Nomination and Remuneration committee and Corporate Social Responsibility committee.

The Board of Directors placed on record its sincere appreciation for the valuable contributions provided by Michael Nelson Gibbs during his tenure as an Independent Director of the Company.

The composition of the Board and its Committees of the Company continue to be in compliance with the requirements of applicable laws.

This is for your information and records.

This information will also be hosted on the Company's website, at www.infosys.com.

Thanking you,

Yours sincerely,
For **Infosys Limited**

A.G.S. Manikantha
Company Secretary
Membership no: A21918

INFOSYS LIMITED
CIN: L85110KA1981PLC013115
44, Infosys Avenue
Electronics City, Hosur Road
Bengaluru 560 100, India
T 91 80 2852 0261
F 91 80 2852 0362
investors@infosys.com
www.infosys.com